Exhibit (a)(5)(N)

Joint Press Release

Linde completes acquisition of Lincare

Munich, 13 August 2012 – The Linde Group announced today that it has successfully completed its previously announced acquisition of Lincare Holdings Inc. (NASDAQ: LNCR). As a result of the transaction, Lincare has become a wholly owned indirect subsidiary of Linde.

As previously announced, on 8 August 2012, Linde completed a tender offer in which it purchased approximately 88.85% of the shares of Lincare common stock then outstanding at USD 41.50 per share in cash.

Today, Linde acquired all the remaining issued and outstanding shares of Lincare common stock by means of a short-form merger in which all such shares were converted into the right to receive the same $41.50 per share in cash that was paid in the tender offer. In order to accomplish the short-form merger, Linde exercised its “top-up” option to purchase additional shares of Lincare common stock directly from the Company. Lincare’s common stock will no longer be listed on the Nasdaq Global Select Market.

This press release is neither an offer to purchase nor a solicitation of an offer to sell shares of Lincare.

The Linde Group is a world-leading gases and engineering company with around 51,000 employees in more than 100 countries worldwide. In the 2011 financial year, it generated revenue of EUR 13.787 bn. The strategy of The Linde Group is geared towards long-term profitable growth and focuses on the expansion of its international business with forward-looking products and services. Linde acts responsibly towards its shareholders, business partners, employees, society and the environment – in every one of its business areas, regions and locations across the globe. The Group is committed to technologies and products that unite the goals of customer value and sustainable development.

For more information, see The Linde Group online at http://www.linde.com and Lincare at http://www.lincare.com

For further Information:

Linde Group Media Uwe Wolfinger Phone: +49.89.35757-1320 Matthias Dachwald Phone: +49.89.35757-1333 Investor Relations Dr. Dominik Heger Phone: +49.89.35757-1334 Lisa Tilmann Phone: +49.89.35757-1328	Lincare Investor Relations Paul G. Gabos Phone: +1 (727) 530-7700

Disclaimer

This release contains forward-looking statements about Linde and Lincare and their respective subsidiaries and businesses. These include, without limitation, those concerning the strategy of an integrated group, future growth potential of markets and products, profitability in specific areas, the future product portfolio, development of and competition in economies and markets of the group.

These forward looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Linde’s and Lincare’s control, are difficult to predict and may cause actual results to differ significantly from any future results expressed or implied in the forward-looking statements in this release.

While Linde and Lincare respectively believe that the assumptions made and the expectations reflected in this release are reasonable, no assurance can be given that such assumptions or expectations will prove to have been correct and no guarantee of whatsoever nature is assumed in this respect. The uncertainties include, inter alia, the risk of a change in general economic conditions and government and regulatory actions. These known, unknown and uncertain factors are not exhaustive, and other factors, whether known, unknown or unpredictable, could cause the group’s actual results or ratings to differ materially from those assumed hereinafter. Linde and Lincare undertake no obligation to update or revise the forward-looking statements in this release whether as a result of new information, future events or otherwise.